0302

12g# 82-2238

02055441

BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

SUPPL

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
SENNEN RESOURCES LTD.	02	07	31	02	09	23

ISSUER ADDRESS				
#408 – 837 WEST HASTINGS STREET				
CITY/	**PROVINCE**	**POSTAL CODE**	**ISSUER FAX NO.**	**ISSUER TELEPHONE NO.**
VANCOUVER	B.C.	V6C 3N6	604-685-6493	604-685-6851
CONTACT PERSON		**CONTACT'S POSITION**		**CONTACT TELEPHONE NO.**
IAN ROZIER		DIRECTOR		604-685-6851
CONTACT EMAIL ADDRESS		**WEB SITE ADDRESS**		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
[signature]	IAN T. ROZIER	02	09	23
[signature]	DOUGLAS B. HYNDMAN	02	09	23

FIN51-901F Rev.2000/12/19

P

dlw 10/30

SENNEN RESOURCES LTD.
CONSOLIDATED QUARTERLY REPORT
JULY 31, 2002

(Prepared by Management without Audit)

SCHEDULE A: CONSOLIDATED FINANCIAL STATEMENTS

1. Consolidated Balance Sheets
2. Consolidated Statements of Operations and Deficit
3. Consolidated Statements of Cash Flows
4. Consolidated Deferred Exploration and Development Expenses
5. Notes to the Consolidated Financial Statements

SENNEN RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
(Prepared by Management without Audit)

SCHEDULE A

ASSETS	Jul. 31, 2002	Jan. 31, 2002
CURRENT ASSETS		
Cash	$ 48,685	$ 171,130
Accounts Receivable	3,963	8,972
Prepaid Expenses	7,620	6,421
Total Current Assets	60,268	186,523
DEPOSITS	25,808	35,229
CAPITAL ASSETS	13,254	15,593
COAL PROPERTIES	5,396,483	5,396,483
DEFERRED EXPLORATION COSTS	263,160	225,531
	$ 5,758,973	$ 5,859,359
LIABILITIES		
CURRENT LIABILITIES		
Accounts Payable and Accrued Liabilities	$ 91,251	$ 75,880
Capital Lease	9,479	14,109
Loan Payable	350,000	350,000
Due to Related Party	-	20,000
	450,730	459,989
SHAREHOLDERS' EQUITY		
Capital Stock	7,735,692	7,735,692
Deficit	(2,427,449)	(2,336,322)
	5,308,243	5,399,370
	$ 5,758,973	$ 5,859,359

APPROVED BY THE DIRECTORS:

Signed:

Douglas Hyndman

Signed:

Ian T. Rozier

SENNEN RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT **SCHEDULE A**
(Prepared by Management without Audit)

	Three Month Period Ended Jul. 31, 2002	Three Month Period Ended Jul. 31, 2001	Six Month Period Ended Jul. 31, 2002	Six Month Period Ended Jul. 31, 2001
REVENUE				
Interest	$ -	$ 779	$ -	$ 2,224
EXPENSES				
Accounting & Audit	450	4,375	1,875	5,350
Amortization of Capital Assets	1,170	1,670	2,339	3,341
Bank Charges & Interest	11,002	11,096	21,808	22,352
Consulting	21,300	24,000	42,300	46,004
Currency Exchange (Gain)	(385)	77	1,097	587
Investor Relations	374	3,200	374	4,773
Legal	947	2,152	1,251	7,044
Listing & Filing Fees	1,169	1,504	3,675	2,704
Office Rent	2,400	-	2,400	-
Office Supplies and Sundry	1,085	49	1,085	1,378
Shareholder Information	1,712	1,617	1,712	1,969
Transfer Agent Fees	1,806	1,919	2,294	2,471
Travel & Related Costs	2,382	6,959	8,917	30,432
TOTAL EXPENSES	45,412	58,618	91,127	128,405
LOSS FOR THE PERIOD	45,412	57,839	91,127	126,181
DEFICIT, BEGINNING OF PERIOD	2,382,037	1,734,512	2,336,322	1,666,170
DEFICIT, END OF PERIOD	$2,427,449	$1,792,351	$2,427,449	$1,792,351
LOSS PER SHARE	$ 0.00	$ 0.00	$ 0.00	$ 0.01

SENNEN RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(Prepared by Management without Audit)

SCHEDULE A

	Three Month Period Ended Jul. 31, 2002	Three Month Period Ended Jul. 31, 2001	Six Month Period Ended Jul. 31, 2002	Six Month Period Ended Jul. 31, 2001
CASH PROVIDED BY (USED FOR):				
OPERATING ACTIVITIES				
Net Loss for the Period	$ (45,412)	$ (57,839)	$ (91,127)	$ (126,181)
Amortization	1,170	1,670	2,339	3,341
Change in Non-Cash Operating Working Capital	(1,534)	6,451	19,181	(39,820)
	(45,776)	(49,718)	(69,607)	(162,660)
INVESTING ACTIVITIES				
Deferred Exploration Costs-Coal Project	(9,704)	(6,206)	(37,629)	(15,531)
Deposits	-	-	9,421	-
	(9,704)	(6,206)	(28,208)	(15,531)
FINANCING ACTIVITIES				
Advance from Related Party	-	-	(20,000)	-
Capital Stock Issued for Cash	-	-	-	242,000
Capital Lease	(2,306)	(2,160)	(4,630)	(4,249)
Share Subscription Received	-	-	-	(242,000)
	(2,306)	(2,160)	(24,630)	(4,249)
INCREASE (DECREASE) IN CASH	(57,786)	(58,084)	(122,245)	(182,440)
CASH POSITION, BEGINNING OF PERIOD	106,471	128,380	171,130	252,736
CASH POSITION, END OF PERIOD	$ 48,685	$ 70,296	$ 48,685	$ 70,296

Supplemental Disclosure for Non-Cash Investing and Financing Activities: Nil

SENNEN RESOURCES LTD.
CONSOLIDATED DEFERRED EXPLORATION AND DEVELOPMENT EXPENSES
FOR THE SIX MONTHS ENDED JULY 31, 2002

SCHEDULE A

(Prepared by Management without Audit)

BALANCE, BEGINNING OF PERIOD	$	225,531
EXPENSES		
Consulting		19,394
Licences & Fees		18,235
TOTAL EXPENSES		37,629
BALANCE, END OF PERIOD	$	263,160

SCHEDULE OF MINERAL PROPERTIES
At July 31, 2002

Australia

Onaview Coal Property	(70 km^2)	$	1,517,145
Middlemount Coal Property	(64 km^2)		1,387,026
Collingwood Coal Property	(115 km^2)		2,492,312
Total	(249 km^2)	$	5,396,483

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the laws of the Province of British Columbia and its principal business activities include the acquisition and development of mineral properties. To date, the Company has not earned significant revenues and is considered to be in the development stage.

The recoverability of the amounts comprising mineral properties and deferred development costs are dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete exploration and development and upon future profitable production.

These financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete public equity financings, or generate profitable operations in the future.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Huisan Inc., Ribfield PTY. Ltd. and Sennen Resources (Barbados) Ltd. All significant inter-company balances and transactions have been eliminated upon consolidation.

SENNEN RESOURCES LTD.
QUARTERLY REPORT JULY 31, 2002
(Prepared by Management without Audit)
SCHEDULE B
SUPPLEMENTARY INFORMATION

1. For the Fiscal Year to Date:

   For information on administrative expenditures and deferred exploration, refer to Schedule A.

   Related Party Transactions:

   a) Consulting fees of $30,000 were paid to a company controlled by a director of the Company.
   b) Consulting fees of $6,000 were paid to an officer of the Company.

2. For the period under review:

   a) Securities Issued: Nil

   b) Options Granted: Nil

3. As at July 31, 2002:

   a) Authorized Capital: 100,000,000 common shares without par value.
   Issued Capital: 21,955,727 common shares without par value.

   b) Employee and director incentive stock options were outstanding enabling the optionee to acquire the following number of shares:

Number of Shares	Price	Expiry Date
2,800,000	$0.20	November 14, 2003

   c) The Company has outstanding share purchase warrants to acquire shares as follows:

1,100,000	$0.29	February 21, 2003
1,000,000	$0.25	January 27, 2004

   d) Total number of shares in escrow or subject to a pooling agreement – Nil

   e) List of Directors and Officers:
   Ian T. Rozier, Director
   James Robertson, Director
   Douglas B. Hyndman, President & Director
   Paul A. Ray, Director
   Barbara Dunfield, Secretary

SENNEN RESOURCES LTD.
QUARTERLY REPORT JULY 31, 2002
(Prepared by Management without Audit)

SCHEDULE C

Management Discussion & Analysis

Results of Operations:

The primary operations of the Company consist of acquiring and maintaining mineral resource properties. The Company has maintained its 100% interest in its core projects located in Queensland, Australia, however, the development of these three large thermal coal deposits has been curtailed at this time.

Liquidity and Cash Reserves:

At July 31, 2002 the Company had cash reserves of $48,685 compared to $171,130 at January 31, 2002. Liabilities were reduced to $450,730 from $459,989.

Investor Relations: Nil

Related Party Transactions:

Consulting fees of $30,000 were paid to a company controlled by a director of the Company and $6,000 was paid to an officer of the Company for services rendered.

Subsequent Events: Nil

Legal Proceedings:

During the year ended January 31, 2002 the Company filed a $350,000 suit against Safe Explorer Software Corp., the developer of a child-safe Internet browser. Sennen advanced a total of $350,000 to Safe Explorer between August 30 and October 18, 2000, but none of the advances have been repaid, despite demands dating back to November 15, 2000. Under an August 21, 2000 acquisition agreement, the Company agreed to arrange interim financing for Safe Explorer during the months of September and October 2000. Sennen elected not to pursue the proposed vend-in of Safe Explorer on October 27, 2000 and the advances became repayable as of this date. As at January 31, 2002, management has provided an allowance against the total advance receivable of $424,120 as the collectability of this amount is uncertain. Included in this amount is also an advance of US$50,000 made to @Kids, a company related to Safe Explorer Software Corp.

Respectfully submitted on behalf of
the Board of Directors

Signed:

Ian T. Rozier
Director

129-82-2238

BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED Y	M	D	DATE OF REPORT Y	M	D
SENNEN RESOURCES LTD.	02	07	31	02	09	23

ISSUER ADDRESS
#408 – 837 WEST HASTINGS STREET

CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	B.C.	V6C 3N6	604-685-6493	604-685-6851

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
IAN ROZIER	DIRECTOR	604-685-6851

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
[signature]	IAN T. ROZIER	02	09	23
[signature]	DOUGLAS B. HYNDMAN	02	09	23

FIN51-901F Rev.2000/12/19

SENNEN RESOURCES LTD.
CONSOLIDATED QUARTERLY REPORT
JULY 31, 2002

(Prepared by Management without Audit)

SCHEDULE A: CONSOLIDATED FINANCIAL STATEMENTS

1. Consolidated Balance Sheets
2. Consolidated Statements of Operations and Deficit
3. Consolidated Statements of Cash Flows
4. Consolidated Deferred Exploration and Development Expenses
5. Notes to the Consolidated Financial Statements

SENNEN RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
(Prepared by Management without Audit)

SCHEDULE A

ASSETS	**Jul. 31, 2002**	**Jan. 31, 2002**
CURRENT ASSETS		
Cash	$ 48,685	$ 171,130
Accounts Receivable	3,963	8,972
Prepaid Expenses	7,620	6,421
Total Current Assets	60,268	186,523
DEPOSITS	25,808	35,229
CAPITAL ASSETS	13,254	15,593
COAL PROPERTIES	5,396,483	5,396,483
DEFERRED EXPLORATION COSTS	263,160	225,531
	$ 5,758,973	$ 5,859,359
LIABILITIES		
CURRENT LIABILITIES		
Accounts Payable and Accrued Liabilities	$ 91,251	$ 75,880
Capital Lease	9,479	14,109
Loan Payable	350,000	350,000
Due to Related Party	-	20,000
	450,730	459,989
SHAREHOLDERS' EQUITY		
Capital Stock	7,735,692	7,735,692
Deficit	(2,427,449)	(2,336,322)
	5,308,243	5,399,370
	$ 5,758,973	$ 5,859,359

APPROVED BY THE DIRECTORS:

Signed:

Douglas Hyndman

Signed:

Ian T. Rozier

SENNEN RESOURCES LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT **SCHEDULE A**
(Prepared by Management without Audit)

	Three Month Period Ended Jul. 31, 2002	Three Month Period Ended Jul. 31, 2001	Six Month Period Ended Jul. 31, 2002	Six Month Period Ended Jul. 31, 2001
REVENUE				
Interest	$ -	$ 779	$ -	$ 2,224
EXPENSES				
Accounting & Audit	450	4,375	1,875	5,350
Amortization of Capital Assets	1,170	1,670	2,339	3,341
Bank Charges & Interest	11,002	11,096	21,808	22,352
Consulting	21,300	24,000	42,300	46,004
Currency Exchange (Gain)	(385)	77	1,097	587
Investor Relations	374	3,200	374	4,773
Legal	947	2,152	1,251	7,044
Listing & Filing Fees	1,169	1,504	3,675	2,704
Office Rent	2,400	-	2,400	-
Office Supplies and Sundry	1,085	49	1,085	1,378
Shareholder Information	1,712	1,617	1,712	1,969
Transfer Agent Fees	1,806	1,919	2,294	2,471
Travel & Related Costs	2,382	6,959	8,917	30,432
TOTAL EXPENSES	45,412	58,618	91,127	128,405
LOSS FOR THE PERIOD	45,412	57,839	91,127	126,181
DEFICIT, BEGINNING OF PERIOD	2,382,037	1,734,512	2,336,322	1,666,170
DEFICIT, END OF PERIOD	$2,427,449	$1,792,351	$2,427,449	$1,792,351
LOSS PER SHARE	$ 0.00	$ 0.00	$ 0.00	$ 0.01

SENNEN RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW **SCHEDULE A**
(Prepared by Management without Audit)

	Three Month Period Ended Jul. 31, 2002	Three Month Period Ended Jul. 31, 2001	Six Month Period Ended Jul. 31, 2002	Six Month Period Ended Jul. 31, 2001
CASH PROVIDED BY (USED FOR):				
OPERATING ACTIVITIES				
Net Loss for the Period	$ (45,412)	$ (57,839)	$ (91,127)	$ (126,181)
Amortization	1,170	1,670	2,339	3,341
Change in Non-Cash Operating Working Capital	(1,534)	6,451	19,181	(39,820)
	(45,776)	(49,718)	(69,607)	(162,660)
INVESTING ACTIVITIES				
Deferred Exploration Costs-Coal Project	(9,704)	(6,206)	(37,629)	(15,531)
Deposits	-	-	9,421	-
	(9,704)	(6,206)	(28,208)	(15,531)
FINANCING ACTIVITIES				
Advance from Related Party	-	-	(20,000)	-
Capital Stock Issued for Cash	-	-	-	242,000
Capital Lease	(2,306)	(2,160)	(4,630)	(4,249)
Share Subscription Received	-	-	-	(242,000)
	(2,306)	(2,160)	(24,630)	(4,249)
INCREASE (DECREASE) IN CASH	(57,786)	(58,084)	(122,245)	(182,440)
CASH POSITION, BEGINNING OF PERIOD	106,471	128,380	171,130	252,736
CASH POSITION, END OF PERIOD	$ 48,685	$ 70,296	$ 48,685	$ 70,296

Supplemental Disclosure for Non-Cash Investing and Financing Activities: Nil

SENNEN RESOURCES LTD.
CONSOLIDATED DEFERRED EXPLORATION AND DEVELOPMENT EXPENSES
FOR THE SIX MONTHS ENDED JULY 31, 2002

SCHEDULE A

(Prepared by Management without Audit)

BALANCE, BEGINNING OF PERIOD	$	225,531
EXPENSES		
Consulting		19,394
Licences & Fees		18,235
TOTAL EXPENSES		37,629
BALANCE, END OF PERIOD	$	263,160

SCHEDULE OF MINERAL PROPERTIES
At July 31, 2002

Australia

Onaview Coal Property	(70 km^2)	$	1,517,145
Middlemount Coal Property	(64 km^2)		1,387,026
Collingwood Coal Property	(115 km^2)		2,492,312
Total	(249 km^2)	$	5,396,483

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the laws of the Province of British Columbia and its principal business activities include the acquisition and development of mineral properties. To date, the Company has not earned significant revenues and is considered to be in the development stage.

The recoverability of the amounts comprising mineral properties and deferred development costs are dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete exploration and development and upon future profitable production.

These financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. Continued operations of the Company are dependent on the Company's ability to receive continued financial support, complete public equity financings, or generate profitable operations in the future.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Huisan Inc., Ribfield PTY. Ltd. and Sennen Resources (Barbados) Ltd. All significant inter-company balances and transactions have been eliminated upon consolidation.

SENNEN RESOURCES LTD.
QUARTERLY REPORT JULY 31, 2002
(Prepared by Management without Audit)
SCHEDULE B
SUPPLEMENTARY INFORMATION

1. For the Fiscal Year to Date:

   For information on administrative expenditures and deferred exploration, refer to Schedule A.

   Related Party Transactions:

   a) Consulting fees of $30,000 were paid to a company controlled by a director of the Company.
   b) Consulting fees of $6,000 were paid to an officer of the Company.

2. For the period under review:

   a) Securities Issued: Nil

   b) Options Granted: Nil

3. As at July 31, 2002:

   a) Authorized Capital: 100,000,000 common shares without par value.
      Issued Capital: 21,955,727 common shares without par value.

   b) Employee and director incentive stock options were outstanding enabling the optionee to acquire the following number of shares:

Number of Shares	Price	Expiry Date
2,800,000	$0.20	November 14, 2003

   c) The Company has outstanding share purchase warrants to acquire shares as follows:

1,100,000	$0.29	February 21, 2003
1,000,000	$0.25	January 27, 2004

   d) Total number of shares in escrow or subject to a pooling agreement – Nil

   e) List of Directors and Officers:
      Ian T. Rozier, Director
      James Robertson, Director
      Douglas B. Hyndman, President & Director
      Paul A. Ray, Director
      Barbara Dunfield, Secretary

SENNEN RESOURCES LTD.
QUARTERLY REPORT JULY 31, 2002
(Prepared by Management without Audit)

SCHEDULE C

Management Discussion & Analysis

Results of Operations:

The primary operations of the Company consist of acquiring and maintaining mineral resource properties. The Company has maintained its 100% interest in its core.projects located in Queensland, Australia, however, the development of these three large thermal coal deposits has been curtailed at this time.

Liquidity and Cash Reserves:

At July 31, 2002 the Company had cash reserves of $48,685 compared to $171,130 at January 31, 2002. Liabilities were reduced to $450,730 from $459,989.

Investor Relations: Nil

Related Party Transactions:

Consulting fees of $30,000 were paid to a company controlled by a director of the Company and $6,000 was paid to an officer of the Company for services rendered.

Subsequent Events: Nil

Legal Proceedings:

During the year ended January 31, 2002 the Company filed a $350,000 suit against Safe Explorer Software Corp., the developer of a child-safe Internet browser. Sennen advanced a total of $350,000 to Safe Explorer between August 30 and October 18, 2000, but none of the advances have been repaid, despite demands dating back to November 15, 2000. Under an August 21, 2000 acquisition agreement, the Company agreed to arrange interim financing for Safe Explorer during the months of September and October 2000. Sennen elected not to pursue the proposed vend-in of Safe Explorer on October 27, 2000 and the advances became repayable as of this date. As at January 31, 2002, management has provided an allowance against the total advance receivable of $424,120 as the collectability of this amount is uncertain. Included in this amount is also an advance of US$50,000 made to @Kids, a company related to Safe Explorer Software Corp.

Respectfully submitted on behalf of
the Board of Directors

Signed:

Ian T. Rozier
Director